UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-9692

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs 401(k) Plan

(f/k/a Tellabs Profit Sharing and Savings Plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.

One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563

(Address of principal executive office and zip code)

(630) 798-8800

(Registrant's telephone number, including area code)

TELLABS 401(k) PLAN

YEARS ENDED DECEMBER 31, 2006 AND 2005

Note:	All other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Rep ort of Independent Registered Public Accounting Firm

Administrative Committee

Tellabs 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Tellabs 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. Tellabs Operations, Inc., (Tellabs), a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WASHINGTON, PITTMAN & MCKEEVER, LLC
Chicago, Illinois
June 26, 2007

EIN 74-2620088

Plan #001

T ELLABS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Assets
Investments, at fair value:
Plan’s interest in the Tellabs Advantage Program (Master Trust)	$—	$315,337,609
Investments held in the Tellabs 401(k) Trust	416,263,920	—
Participant loans	4,331,707	4,011,367

Total Investments	420,595,627	319,348,976

Employer contributions receivable	6,369,820	5,795,012

Net Assets Available for Benefits	$426,965,447	$325,143,988

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

T ELLABS 401(k) PLAN

STATEMENTS OF CHANGES IN

NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions
Contributions:
Employer	$15,820,109	$14,496,569
Participants	23,031,413	20,867,697
Rollover	2,878,085	1,930,696

	41,729,607	37,294,962

Plan’s interest in net investment gain from the Tellabs Advantage Program (Master Trust)	30,483,685	30,303,191
Net appreciation in fair value of investments held in the Tellabs 401(k) Trust	1,274,908	—
Interest and dividends	5,575,667	—
Interest on participant loans	267,461	238,548

Total additions	79,331,328	67,836,701

Deductions
Benefits paid to participants	(34,474,374)	(26,352,145)
Forfeitures	880	4,061

Total deductions	(34,473,494)	(26,348,084)

Net increase before plan transfers	44,857,834	41,488,617

Net assets transferred from other plan	56,963,625	54,476,690

Net increase after plan transfers	101,821,459	95,965,307

Net assets available for benefits:
Beginning of year	325,143,988	229,178,681

End of year	$426,965,447	$325,143,988

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

TELLA BS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	Description of Plan:

The following description of the Tellabs 401(k) Plan (the Plan) provides only general information. Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc. sponsors the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General

The Plan is a defined-contribution plan covering all United States employees of Tellabs Operations, Inc. and adopting affiliates (the Company or Employer) who are age 18 or older and are otherwise eligible under the Plan. Effective July 1, 2003, eligible employees of the Company can participate in the Plan as soon as administratively possible after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participated in the Tellabs Advantage Program trust (the Master Trust) along with the Tellabs Retirement Plan until April 3, 2006. Effective April 3, 2006, the Master Trust was dissolved and The Tellabs 401(k) Plan Trust and the Tellabs Retirement Plan Trust were established as successor trusts to the Master Trust. Effective April 3, 2006, the name of the Plan was changed from the Tellabs Profit Sharing and Savings Plan to the Tellabs 401(k) Plan. Effective April 3, 2006, all Money Purchase Pension Plan assets of the Retirement Plan were transferred to and made a part of the Tellabs 401(k) Plan.

Effective January 1, 2005, the Advanced Fibre Communications 401(k) Savings Plan merged into the Tellabs Profit Sharing and Savings Plan.

Effective February 28, 2005, the Vinci Systems, Inc. 401(k) Profit Sharing Plan merged into the Tellabs Profit Sharing and Savings Plan.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	Description of Plan (Continued):

b.	Contributions

Participants may elect to contribute, on a before-tax basis, between 1% and 50% of their eligible annual compensation. For 2006 and 2005, the Company contributed to the Plan an amount equal to each eligible participant’s before-tax contribution, limited to 4% of the participant’s eligible compensation for the year (the Matching Contribution). Participants can direct the Matching contributions into any of the investment funds.

Effective July 1, 2003, a Discretionary Company Contribution was instituted. This contribution is declared by the Board of Directors and is funded entirely by the Company. The amount of the contribution is based on a percent of eligible pay for a specific period of time as declared by the Board of Directors. All regular active employees employed on the last day of the declared period of time are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the Program. This contribution is 100% vested. In 2006 and 2005, the Board of Directors declared a 2% Discretionary Company Contribution for the year.

c.	Participants’ Accounts

The Plan administrator maintains a recordkeeping account in the name of each participant, which reflects the participant’s share of the Employer contributions, participant contributions, and the participant’s share of earnings or losses of the respective investment funds.

d.	Vesting

Participants are immediately vested in their contributions and the Company Matching Contribution and the Discretionary Company Contribution, plus actual earnings thereon.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	Description of Plan (Continued):

e.	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000, subject to provisions as outlined in the Plan document. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account.

f.	Payment of Benefits

If the participant’s vested account balance does not exceed $1,000, the participant’s vested account balance will be distributed in a lump-sum payment. Upon termination of service, retirement, disability, or death, participants may receive a lump-sum amount equal to the vested value of their accounts or an annuity. Benefits are recorded by the Plan when paid.

g.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants are 100% vested in their accounts; therefore the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

b.	Investment Valuation

The Plan’s beneficial interest in the Trust represents the Plan’s share of the Trust’s investments stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Trust at year-end. Investments in common stock are valued at the closing exchange prices reported by the New York Stock Exchange.

The market value for short-term investments is cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

c.	Guaranteed Investment Contracts (GIC)

For the year ended December 31, 2006, the Plan has adopted the provisions of FASB Staff Position numbers AAG Inv-1 and SOP 94-4-1 (“FSP”) for the investment held in the Guaranteed Income Fund. The FSP affirms contract value accounting for fully benefit-responsive investment contracts and also requires new financial statement standards – (i) fair value disclosure, and (ii) enhanced footnote disclosures, as discussed below.

Under the provision of the group annuity insurance contract, participants may ordinarily direct permitted withdrawal or transfers of all or portion of their account balance at contract value within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract value is affected directly by the Plan activities. The repayment of principal and interest credited to participants is a financial obligation of the contract issuer. Given these provisions, the contract is considered to be benefit responsive.

The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. There are not any specific securities in the general account that back the liabilities of the contract. The contract is not a traditional GIC, and as a result, the fair value amount is equal to the contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the contract regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

2.	Summary of Significant Accounting Policies (Continued):

c.	Guaranteed Investment Contracts (GIC)

When establishing interest crediting rated for the contract, the issuer considers many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio with the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

The average yield information is as follows:

Average Yield Earned by the Plan	3.65%
Average Yield Credited to Participants	3.65%
Earned Yield less Credited Yield	0.00%

The average earnings yield is calculated by dividing the earning credited to the Plan on the last day of the Plan year by the end of Plan year fair value and then annualizing the result. The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the end of Plan year fair value and then annualizing the result. For this contract, no adjustment is required to mediate between the average earnings credited to the Plan and the average earnings to the participants.

Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

d.	Administrative Costs

i)	Investment Fees: The funds offered by the Plan have investment fees associated with each fund which are determined by the fund manager. The expense ratio for each fund is reflected in the prospectus information available to participants.

ii)	Recordkeeping Fees: The Company has contracted with Prudential to provide recordkeeping services for the Plan for a fee of 15 basis points of the Plan assets (“Plan Recordkeeping Fee”). Currently, the Plan Recordkeeping Fee is being paid through the 12(b)1 revenue (fee charged by mutual funds for activity in connection with distribution of fund’s shares) and other revenue credited back to the Plan by the various funds (“Fund Credits”).

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

2.	Summary of Significant Accounting Policies (Continued):

Currently, the Fund Credits are sufficient to cover the Plan Recordkeeping Fee. In the event Fund Credits are not sufficient to cover Plan Recordkeeping Fees, the Plan allows (1) the Company to pay such fee or (2) to charge to participants for such fee. The Company does not currently anticipate a recordkeeping charge to participants to cover the Plan Recordkeeping Fee. Fund Credits in excess of the recordkeeping fees are kept in a Plan account for ERISA eligible expenses such as education and communications. In addition to the Fund Credits, the Company negotiated a fixed amount which increases in accordance with a formula based on plan assets that Prudential agreed to contribute to the ERISA eligible account. Near the end of the Plan Year, the Plan administrator will evaluate the amount in the ERISA eligible account and determine whether such funds should be credited to Participant accounts. In addition to the Plan Recordkeeping Fees, participants will be charged a $50.00 loan origination fee for new loans and a $0.033 trading fee for each share of Tellabs, Inc. Common Stock that a participant buys or sells in the Plan.

iii)	Other Administrative Fees: All other administrative costs beyond the recordkeeping costs are paid by the Company.

e.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

2.	Summary of Significant Accounting Policies (Continued):

f.	Risks and Uncertainties

The Trust that holds the Plans assets invests in various securities including Company stock, equity and fixed income mutual funds, and short-term investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.	Investments:

Effective April 3, 2006, the Plan’s investments are held in 401k Trust administered by Prudential Bank and Trust. Participants have the option of investing all or a portion of their accounts, other than their Money Purchase assets, in any of the investment fund options offered by the Plan. Money Purchase assets may be invested in any of the investment fund options except the Tellabs, Inc. stock fund.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

3.	Investments (Continued):

On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds, subject to any trading restrictions imposed by the investment funds. The following table presents the fair value of investments held at December 31, 2006 and December 31, 2005:

	2006		2005
Investments at fair value as determined by quoted market price
Registered investment company funds:
Fidelity Contra Fund	$89,886,317	*	$—
American Funds Group – EuroPacific Growth Fund	59,257,769	*	—
Vanguard Windsor II	45,504,057	*	—
Vanguard 500 Index Fund	44,905,563	*	—
Artisan Small Cap Value Fund	29,901,130	*	—
PIMCO Total Return Fund	28,471,811	*	—
T Rowe Price New Horizons Fund	15,677,483		—
Lazard Emerging Markets Fund	6,691,301		—
DFA Real Estate Securities	4,825,362		—
Goldman Sachs Mid Cap Value Fund	4,482,463		—
Equity:
Tellabs, Inc. common stock	37,210,245	*	—

	366,813,501		—

Investments at estimated fair value
Guaranteed Investment Contract:
Prudential Guaranteed Income Fund **	49,450,419	*	—
Participant Loans	4,331,707		4,011,367

Total investments	$420,595,627		$4,011,367

* Individual investment that represents 5% or more of the Plan’s assets.
** Contract value is $49,450,419

During 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $1,274,908 as follows:

Registered Investment Companies (mutual funds)	$22,142,017
Equity (Tellabs Inc. common stock)	(20,867,109)

$1,274,908

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

4.	Investments in Master Trust:

Prior to April 3, 2006, substantially all assets of the Plan and the Tellabs Retirement Plan were held in the Tellabs Advantage Program (Master Trust). The Plan’s percentage interest in the net assets of the Master Trust as of December 31, 2006 and 2005 was approximately 0% and 85%, respectively. Investment income (loss) is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

The following table presents assets held by the Master Trust at December 31, 2006 and December 31, 2005:

	2006	2005
Investments at fair value as determined by quoted market price
Registered investment company funds:
Fidelity Contra Fund	$—	$57,859,999
American Funds Group – EuroPacific Growth Fund	—	48,023,968
Artisan Small Cap Value Fund	—	22,418,573
PIMCO Total Return Fund	—	15,524,644
American Funds Group – American Balanced Fund	—	36,378,668
Washington Mutual Investors Fund	—	31,463,636
American Century Ultra Investors Fund	—	28,330,819
Barclays Equity Index Fund	—	25,068,608
AIM Small Cap Growth Fund	—	12,619,162
Equity:
Tellabs, Inc. common stock	—	40,459,886

	—	318,147,963

Investments at estimated fair value
Money market funds:
ABN AMRO Income Plus Fund	—	29,429,663
SSGA Money Market Fund	—	23,603,318
Northern Trust Short-Term Investment Fund	—	533,656

	—	53,566,637
401(h) account – Short-Term Investment Fund	—	8,911,668

Total investments	—	380,626,268
Accrued income	—	239,572

Total Assets	$—	$380,865,840

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

4.	Investment in Master Trust (Continued):

The investment income of the Master Trust for the years ended December 31, 2006 and December 31, 2005 is summarized as follows:

	2006	2005
Interest and dividend income	$425,188	$5,430,047
Interest income – 401(h) account	99,590	269,536
Net realized and unrealized appreciation in fair value of investments:
Registered investment companies	13,777,769	19,943,570
Tellabs, Inc. common stock	18,470,005	9,175,922

Net appreciation in fair value of investments	32,247,774	29,119,492

	$32,772,552	$34,819,075

5.	Nonparticipant-Directed Investments:

Effective April 3, 2006, the limitation of movement of the Profit Sharing Contribution out of Tellabs, Inc. Stock was eliminated. Information about the net assets as of December 31, 2006 and December 31, 2005 and the significant components of the changes in net assets for the years then ended, relating to the nonparticipant-directed investments is as follows:

	2006	2005
Investments, at fair value:
Tellabs, Inc. common stock	$—	$5,774,198

Changes in net assets:
Net realized and unrealized appreciation in fair value of investments	$2,570,771	$1,201,716
Adjustment for elimination of restriction on nonparticipant-directed investments	(8,161,760)	—
Distributions	(173,454)	(283,395)
Interfund transfers	(9,755)	(12,005)

	$(5,774,198)	$906,316

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

6.	Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$426,965,447	$325,143,988
Amounts allocated to withdrawn participants	—	—

Net assets available for benefits per Form 5500	$426,965,447	$325,143,988

7.	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code), and, therefore, the related Master Trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter and has not applied for a new determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2006

Identity of Issuer	Cost	Current Value
Registered Investment Companies
Fidelity Contra Fund	N/A	$89,886,317
American Funds Group – EuroPacific Growth Fund	N/A	59,257,769
Vanguard Windsor II	N/A	45,504,057
Vanguard 500 Index Fund	N/A	44,905,563
Artisan Small Cap Value Fund	N/A	29,901,130
PIMCO Total Return Fund	N/A	28,471,811
T Rowe Price New Horizons Fund	N/A	15,677,483
Lazard Emerging Markets Fund	N/A	6,691,301
DFA Real Estate Securities	N/A	4,825,362
Goldman Sachs Mid Cap Value Fund	N/A	4,482,463

		329,603,256

Equities
Tellabs, Inc*. common stock	N/A	37,210,245

Other
Prudential Guaranteed Income Fund *	N/A	49,450,419
Participant loans (interest range 5.78%–9.25%)	-0-	4,331,707

		$420,595,627

*	Represents a party in interest to the Plan

N/A – Cost information has been omitted, as investments are participant directed.

SI GNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs 401(k) Plan

/s/ Timothy J. Wiggins
Timothy J. Wiggins
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

June 28, 2007

(Date)

EXH IBITS

The following exhibit is being filed with this Annual Report on Form 11-K:

Number	Description
23	Consent of Washington, Pittman and McKeever, LLC